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SECURI[TIES AND EXCHANGE COM]MISSION

03013108

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 27 2003
WASH, D.C. 159

SEC FILE NUMBER
8-65239

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Quantlab Securities, LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4200 Montrose Boulevard, Suite 450
(No. and Street)

Houston (City) Texas (State) 77006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark F. Hansen (713) 523-9394
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Conklin Hruzek & Co., P. C.
(Name – *if individual, state last, first, middle name*)

801 Travis, Suite 2050, Houston, Texas 77002
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

MAR 12 2003

OATH OR AFFIRMATION

I, Mark F. Hansen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Quantlab Securities, LP, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BARBARA S. BRUNNER
NOTARY PUBLIC
STATE OF TEXAS
My Commission Expires
JULY 20, 2006

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of XXXXXXXXXXXXXXXXXXXX Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Independent auditors' report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

QUANTLAB SECURITIES, LP

Independent Auditors' Report

Financial Statements
December 31, 2002

CONKLIN HRUZEK & CO., P. C.
CERTIFIED PUBLIC ACCOUNTANTS

801 Travis, Suite 2050
Houston, Texas 77002-5730
(713) 224-2300
Fax (713) 225-3718

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Quantlab Securities, LP:

We have audited the accompanying statement of financial condition of Quantlab Securities, LP (a Delaware limited partnership) as of December 31, 2002, and the related statements of loss, partners' capital and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Quantlab Securities, LP at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying Schedules I and II is presented for purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Conklin Hruzek & Co., P.C.

Houston, Texas
January 22, 2003

QUANTLAB SECURITIES, LP

Statement of Financial Condition

December 31, 2002

Assets

Cash	$ 259,339
Receivable from clearing organization	36,933
Prepaid expenses	6,214
	$ 302,486

Liabilities and Partners' Capital

Accounts payable and accrued expenses	$ 3,500
Commitments and contingent liabilities	
Partners' capital:	
General partner	2,990
Limited partners	295,996
Total partners' capital	298,986
	$ 302,486

The accompanying notes are an integral part of these financial statements.

QUANTLAB SECURITIES, LP

Statement of Loss

Year ended December 31, 2002

Revenue:	
Commissions	$ 45,869
Interest	2,203
	48,072
Expenses:	
Clearing charges	8,770
Regulatory fees and assessments	9,853
Professional fees	57,611
Letter of credit	40,000
Other operating expenses	7,852
Total expenses	124,086
Net loss	$ (76,014)

The accompanying notes are an integral part of these financial statements.

QUANTLAB SECURITIES, LP

Statement of Partners' Capital

Year ended December 31, 2002

	General partner	Limited partners	Total
Capital contributions	$ 3,750	371,250	375,000
Net loss	(760)	(75,254)	(76,014)
Balance at December 31, 2002	$ 2,990	295,996	298,986

The accompanying notes are an integral part of these financial statements.

QUANTLAB SECURITIES, LP

Statement of Cash Flows

Year ended December 31, 2002

Cash flows from operating activities:	
Net loss	$ (76,014)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in assets and liabilities:	
Increase in receivables	(36,933)
Increase in prepaid expenses	(6,214)
Increase in accounts payable and accrued expenses	3,500
Total adjustments	(39,647)
Net cash used in operating activities	(115,661)
Cash flows from financing activities - contributions from partners	375,000
Net increase in cash	259,339
Cash at beginning of year	-
Cash at end of year	$ 259,339

The accompanying notes are an integral part of these financial statements.

QUANTLAB SECURITIES, LP

Notes to Financial Statements

December 31, 2002

(1) Organization, Nature of Business and Summary of Significant Accounting Policies

The organization, nature of business and a summary of the significant accounting policies of Quantlab Securities, LP is set forth below:

(a) Quantlab Securities, LP (The Partnership) was organized as a Delaware limited partnership pursuant to an agreement of limited partnership dated as of December 7, 2001. The Partnership is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. The Partnership's office is located in Houston, Texas.

(b) The Partnership operates in conjunction with Quantlab Capital Management, Ltd., a Cayman Islands corporation. Quantlab Capital Management, Ltd. is registered in the U. S. as an investment adviser under the Investment Advisers Act of 1940 and is under common control with the Partnership. The Partnership receives brokerage commissions and other fees from transactions in certain investment accounts maintained by clients of Quantlab Capital Management, Ltd., on a fully disclosed basis. The term of the Partnership is through December 31, 2051. The Partnership may continue, by unanimous consent, from calendar year to calendar year until terminated as provided in the partnership agreement. However, the term of the agreement shall not be extended beyond December 31, 2065.

(c) Securities transactions and all related revenue and expense are recorded in the accounts on a settlement date basis. Revenue and expenses related to securities transactions executed but not yet settled as of December 31 are not material to the Partnership's financial statements.

(d) The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(e) For purposes of the statement of cash flows, cash includes cash on hand, bank checking and money market accounts, and short-term debt instruments with a maturity of three months or less.

(1) Organization, Nature of Business and Summary of Significant Accounting Policies, continued

(f) The Partnership maintains its cash in bank deposit accounts which, at times, may exceed Federally insured limits. The Partnership has not experienced any losses in such accounts. The Partnership believes it is not exposed to any significant credit risk on cash and cash equivalents.

(g) The Partnership is not a taxpaying entity for Federal income tax purposes. The income or loss of the Partnership is included in the separate income tax returns of the partners. Accordingly, no provision is made for income taxes in the Partnership's financial statements. At December 31, 2002, the net difference between the tax basis and reported amounts of the Partnership's assets is approximately $50,000. The difference results from timing differences in the recognition of organizational and start-up costs for U. S. income tax and financial statement purposes.

(h) The Partnership has an agreement with a clearing organization whereby the organization performs clearing functions for all security transactions with customers and brokers and dealers.

(i) Quantlab Financial, LLC, a Delaware limited liability company, is an affiliated company under common control as the Partnership, provides the Company management services, office facilities and pays various overhead expenses on behalf of the Partnership. The fees for management services are $55,000 per month. The management fee is required to be waived by Quantlab Financial, LLC, to the extent it would cause the Partnership's net capital to fall below $30,000. All management fees have been waived through December 31, 2002.

(2) Minimum Capital Requirements

The Partnership is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Retained earnings may be restricted as to payment of dividends if this ratio exceeds 10 to 1. At December 31, 2002, the Partnership had net capital of $292,772 which exceeded its required net capital of $5,000 by $287,772. Withdrawals of equity capital are restricted from causing the Partnership's net capital to be less than $6,000. Furthermore, the Partnership's agreement with its clearing broker requires net capital of not less than $150,000. The Partnership's ratio of aggregate indebtedness to net capital was .01 to 1. There were no liabilities subordinated to the claims of general creditors during 2002.

(3) Commitments and Contingent Liabilities

The Partnership contracted with a company to provide a certificate of deposit as security to a bank for a letter of credit in the amount of $250,000, issued to Instinet Corporation. The Partnership paid this company $40,000 during 2002 in connection with the letter of credit. the agreement prohibits the Partnership from making distributions to its partners, without express written permission, until such time as the security has been released. In addition, any capital contributions to the Partnership from its partners, unless approved in advance, shall be transferred to the custody of the collateral which shall be returned to the company providing the collateral. Available profits, in excess of amounts held in reserve as determined by the general partner of the Partnership and approved by the guarantor, generated by the Partnership are to be used to reduce the guaranty obligation.

Schedule I

QUANTLAB SECURITIES, LP

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2002

Net capital:	
Total stockholders' equity	$ 298,986
Less nonallowable assets - prepaid expenses	6,214
Net capital	$ 292,772
Net capital requirement	$ 5,000
Net capital in excess of required amount	287,772
Net capital	$ 292,772
Aggregate indebtedness	$ 3,500
Ratio of aggregate indebtedness to net capital	.01 to 1

There are no material differences between the computation of net capital under Rule 15c3-1 as presented herein and as reported by the Company in Part IIA of Form X-17A-5 as of December 31, 2002.

Schedule II

QUANTLAB SECURITIES, LP

Information Relating to the Possession or Control Requirements under Rule 15c3-3

December 31, 2002

The Partnership is exempt from the reserve requirements and the related computations for the determination thereof under paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Partnership carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers and effectuates all financial transactions with customers through unaffiliated clearing organizations.

As of and for the year ended December 31, 2002, the Partnership has maintained its compliance with the conditions for exemption specified in paragraph (k)(2)(ii) of Rule 15c3-3.

CONKLIN HRUZEK & CO., P. C.
CERTIFIED PUBLIC ACCOUNTANTS
801 Travis, Suite 2050
Houston, Texas 77002-5730
(713) 224-2300
Fax (713) 225-3718

INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Quantlab Securities, LP:

In planning and performing our audit of the financial statements and supplemental schedules of Quantlab Securities, LP (the Partnership) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Quantlab Securities, LP including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the accounting system and its operation that we consider to be a material weakness as defined above. The condition was considered in determining the nature, timing and extent of procedures to be performed in our audit of the financial statements of Quantlab Securities, LP for the year ended December 31, 2002, and this report does not affect our report thereon dated January 22, 2003.

> The Partnership does not have segregation of duties in the accounting function. With your small number of employees, an ideal system of internal control may not be possible and/or practical because it is not possible to segregate duties as much as would be required to provide such an ideal system. In situations where an ideal system is not possible, constant surveillance and review by management is the principal means of offsetting the inherent weakness in internal control and of safeguarding the assets of the Partnership and its customers.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Conklin Hruzek & Co., P.C.

Houston, Texas
January 22, 2003